[redacted]

SEC Mail Processing Section
FEB 26 2009
Washington, DC
105

SEC 09057928 IISSION

BB 3/9

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66429

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NEWFORTH PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 TOWER LANE
(No. and Street)

FOSTER CITY (City) CALIFORNIA (State) 94404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES H.WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/12

OATH OR AFFIRMATION

I, TRICIA SALINERO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWFORTH PARTNERS LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

CARLOS GARCIA
Commission # 1601026
Notary Public - California
San Mateo County
My Comm. Expires Sep 8, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members of
Newforth Partners, LLC
Foster City, California

We have audited the statement of financial condition of Newforth Partners, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newforth Partners LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe
CERTIFIED PUBLIC ACCOUNTANTS

February 9, 2009

NEWFORTH PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 198,621
Accounts receivable	72,532
Prepaid expenses	2,402
Deposits	3,187
Furniture and equipment, net	15,503
	$ 292,245

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 147,787
State taxes payable	6,000
Total liabilities	153,787
Members' equity	138,458
	$ 292,245

See notes to financial statements.

NEWFORTH PARTNERS LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

REVENUES	
Consulting fees	$ 1,275,250
Interest and dividend income	1,154
	1,276,404
EXPENSES	
Consulting fees	1,061,152
Professional fees	10,070
Regulatory fees	2,115
Occupancy	86,540
Other operating expenses	161,306
	1,321,183
LOSS BEFORE INCOME TAXES	(44,779)
INCOME TAXES	(6,800)
NET LOSS	$ (51,579)

See notes to financial statements.

NEWFORTH PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2008

Balance, December 31, 2007	$ 190,037
Net loss	(51,579)
Balance, December 31, 2008	$ 138,458

See notes to financial statements.

NEWFORTH PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (51,579)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,000
Change in assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	62,290
Prepaid expenses	(149)
Deposits	4,900
(Decrease) increase in:	
Accounts payable	151,959
Income taxes payable	(6,000)
Net adjustments	225,000
Net cash provided by operating activities	173,421
NET INCREASE IN CASH AND CASH EQUIVALENTS	173,421
CASH AND CASH EQUIVALENTS, December 31, 2007	25,200
CASH AND CASH EQUIVALENTS, December 31, 2008	$ 198,621

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 6,800
	Interest	$ 0

See notes to financial statements.

NOTE A – Organization and Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Newforth Partners, LLC (the Company)(formerly Ciere Partners, LLC), a California limited liability company, was formed in March, 2003. Under this form of organization, the members are not liable for the debts of the Company. The Company was approved as a broker-dealer registered with the Securities and Exchange Commission on April 29, 2004 and became licensed with the National Association of Securities Dealers, Inc. on August 27, 2004.

The Company's primary operating objective is to serve as a broker-dealer that provides companies with consulting services that include technology and market assessments, development of exit and growth strategies through a combination of M&A and private placements, pre-transaction positioning and diligence, and transaction due diligence.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Allowance for Doubtful Accounts

It is the policy of the Company to report receivables at net realizable value estimating the allowance for uncollectible accounts. Based on prior experience and current economic conditions, at December 31, 2008, the allowance for doubtful accounts is $30,000 and is netted against accounts receivable in the statement of financial condition.

Furniture and Equipment

Furniture and equipment greater than $ 2,500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives (5 to 7 years) of the asset.

NOTE A – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Consulting fees are recognized as revenue when earned per fee contract or the success of a predetermined event.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual member's tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

NOTE B – Concentrations of Credit Risk

Due to the nature of the advisory business, the Company's revenue during the year ended December 31, 2008 was generated from 16 customers, of which 64% was earned from three customers.

The Company maintains cash balances at one financial institution that are not insured by the Federal Deposit Insurance Corporation.

NOTE C – Related Party Transactions

Consulting fees in the amount of $534,303 were paid to members of the Company during the period ended December 31, 2008 and are included in consulting fees in the statement of operations.

NOTE D – Lease Commitments

The Company's offices in Foster City, California and Ramsey, New Jersey are on a month to month basis as of December 31, 2008.

Rent expense for the period ended December 31, 2008 of $86,540, is included in occupancy in the statement of operations.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2008, the Company's net capital is $41,523 which is $31,271, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 3.7 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

NEWFORTH PARTNERS, LLC

COMPUTATION OF NET CAPITAL

December 31, 2008

NET CAPITAL	
Members' equity	$ 138,458
Less nonallowable assets:	
Accounts receivable	(72,532)
Prepaid expenses	(2,402)
Deposits	(3,187)
Furniture and equipment	(15,503)
	(93,624)
NET CAPITAL BEFORE HAIRCUT	44,834
HAIRCUT – Money market accounts	(3,311)
NET CAPITAL	$ 41,523
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 147,787
State taxes payable	6,000
	$ 153,787
COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6.67 ½ % of aggregate indebtedness)	$ 10,252
Net capital in excess of minimum requirement	$ 31,271
Ratio of aggregate indebtedness to net capital	3.7 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 41,523
Net capital as reported herein	$ 41,523
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 153,787
Aggregate indebtedness, as reported herein	$ 153,787

NEWFORTH PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2008

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2008

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 9, 2009

To the Members
Newforth Partners LLC
Foster City, California

In planning and performing our audit of the financial statements of Newforth Partners LLC for the year ended December 31, 2008 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members
Newforth Partners LLC
February 9, 2009
Page Two

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and other regulatory agencies that rely on rule 17 a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Chadwick & Gowe

CERTIFIED PUBLIC ACCOUNTANTS

NEWFORTH PARTNERS, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

CLARIDAD & CROWE

Certified Public Accountants

CONTENTS